SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Blue Moose Media, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

095704300
(CUSIP Number)

David N. Nemelka

732 N. Main Street

Springville, UT 84663

(801) 361-3746

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box.      ..

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095704300

1	Names of Reporting Persons David N. Nemelka

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,666,417
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,666,417
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,666,417

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .

13	Percent of Class Represented by Amount in Row (11) 20.5%

14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Common Stock”), of Blue Moose Media, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Grusbakken 12, DK-2820 Gentofte, Denmark.

ITEM 2.

Identity and Background

(a)

NAME:

David N. Nemelka (the “Reporting Person” or “Mr. Nemelka”).

(b)

RESIDENCE OR BUSINESS ADDRESS:

Mr. Nemelka’s business address is 732 N. Main Street, Springville, Utah 84663.

(c)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Nemelka is self-employed as a business consultant and manages his own investments.

(d)

CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)

CITIZENSHIP:

The Reporting Person is a citizen of the United States.

ITEM 3.

Source and Amount of Funds or Other Consideration

On August 23, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Liqtech USA, Inc., a Delaware corporation (“Liqtech”), and Blue Moose Delaware Merger Sub, a Delaware corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Sub”). Pursuant to the terms and subject to the conditions contained in the Merger Agreement, on August 24, 2011 (the “Effective Time”), Merger Sub was merged with and into Liqtech (the “Merger”), with Liqtech continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Issuer.

Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of common stock of Liqtech was automatically converted into 1,000 shares of common stock of the Issuer.  In addition, each outstanding warrant to purchase Liqtech common stock was automatically converted into a warrant to purchase the Issuer’s common stock and was assumed by the Issuer.

Accordingly, at the Effective Time, the 2,946.417 shares of Liqtech common stock held by the Reporting Person were converted into the 2,946,417 shares of the Issuer’s common stock (the “Common Stock”).  In addition, the warrants to purchase 1,135 shares of Liqtech common stock held by the Reporting Person were converted into warrants to purchase 1,135,000 shares of Common Stock at an exercise price of $1.50 per share at any time on or before December 31, 2016.  The Reporting Person was the beneficial owner of 585,000 shares of Common Stock prior to the Effective Time.  The Reporting Person did not hold any warrants to purchase shares of Common Stock prior to the Effective Time.

The Merger Agreement is incorporated by reference in this filing as Exhibit 1 and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety where such references or descriptions appear.

ITEM 4.

Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Stock for investment purposes.  In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  As reported herein, the Reporting Person currently holds five-year warrants to acquire from the Issuer a total of 1,135,000 shares of common stock for an exercise price of $1.50 per share.  The Reporting Person may elect to exercise some or all of the common stock purchase warrants from time to time based on various factors including the market price for the Common Stock, the exercise price of the warrants, the expiration date of the warrants and the factors discussed above with respect to the Reporting Person’s evaluation of alternatives.  Except as discussed above, the Reporting Person currently has no plans to engage in the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or in privately negotiated transactions.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is deemed to beneficially own 4,666,417 shares of Common Stock, representing approximately 20.5% of the Issuer’s outstanding Common Stock based on the 21,600,000 shares of Common Stock outstanding as of August 24, 2011 as reported in the Issuer’s current report on Form 8-K filed on August 25, 2011.  In calculating the Reporting Person’s ownership percentage, shares of Common Stock which are subject to warrants exercisable within 60 days have been treated as outstanding shares.  The shares of Common Stock beneficially owned by the Reporting Person consist of the following: (i) 2,946,417 shares of common stock owned directly by the Reporting Person; (ii) five-year warrants to purchase 1,135,000 shares at an exercise price of $1.50 per share owned directly by the Reporting Person (iii) 78,000 shares held of record by McKinley Capital, Inc., a Utah corporation controlled by the Reporting Person; (iv) 40,500 shares held of record by the Profit Sharing Plan of McKinley Enterprises, Inc., a Utah corporation controlled by the Reporting Person; (v) 391,500 shares held of record by the Roth 401(k) Plan of McKinley Capital, Inc., a Utah corporation controlled by the Reporting Person; and (vi) 75,000 shares held of record by Tradeco, Corp., a Utah corporation controlled by the Reporting Person.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:

4,666,417

(ii)

Shared power to vote or direct the vote:

0

(iii)

Sole power to dispose or direct the disposition:

4,666,417

(iv)

Shared power to dispose or direct the disposition:

0

(c)

The Reporting Person has not effected any other transactions in the Issuer’s common stock during the past sixty (60) days.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,666,417 shares of the Issuer’s common stock.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described below and in Items 3, 4 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Pursuant to a Personal Guaranty dated as of August 24, 2011, the Reporting Person guaranteed the payment of a promissory note (the “Note”) from Liqtech to Lasse Andreassen, as agent for El Salto ApS, WKN Consult ApS, JWH& Sonner ApS, and SHD Invest Aps (the “Holder”) in the principal amount of DKK 15,115,600, which is due and payable on or before June 14, 2012, without interest.  Such personal guaranty is secured by 2,700,000 shares of Common Stock held by the Reporting Person.  In the event the Issuer should fail to pay the Note when due and the Reporting Person should fail to honor his obligations with respect to the Guaranty, the Holder could become the owner of some or all of the pledged shares and could possess voting and investment power with respect thereto.

ITEM 7.

Material to be Filed as Exhibits

Exhibit 1

Agreement and Plan of Merger by and among Blue Moose Media, Inc., Blue Moose Delaware Merger Sub and Liqtech USA, Inc. dated as of August 23, 2011 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 25, 2011).

Exhibit 2

Personal Guaranty from the Reporting Person to Lasse Andreassen, as agent, dated as of August 24, 2011.

Exhibit 3

Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit to the Current Report on Form 8-K filed by the Issuer on August 25, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2011

/s/ David N. Nemelka

David N. Nemelka